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										OMB APPROVAL
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	 					UNITED STATES
				SECURITIES AND EXCHANGE COMMISSION
					Washington, D.C. 20549

						SCHEDULE 13D
			Under the Securities Exchange Act of 1934
					  (Amendment No. 6)

						EMBREX, INC.
					   (Name of Issuer)

						Common Stock
				(Title of Class of Securities)

						290817105
					   (CUSIP Number)

					Benjamin L. Douglas, Esq.
				 Shartsis Friese & Ginsburg LLP
				 One Maritime Plaza, 18th Floor
					San Francisco, CA 94111
						(415) 421-6500
	  (Name, Address and Telephone Number of Person Authorized to
			  Receive Notices and Communications)

						March 29, 1999
		(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box / /.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1746 (10-97)

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CUSIP No. 290817105 							Page 2 of 7 Pages

------------------------------------------------------------------
1  NAME OF REPORTING PERSON
IRS IDENTIFICATION NO. OF ABOVE PERSON

Palo Alto Investors
IRS No.:	94-3088699
------------------------------------------------------------------
2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*(a)/X/ (b)/  /
------------------------------------------------------------------
3  SEC USE ONLY
------------------------------------------------------------------
4	SOURCE OF FUNDS

	AF
------------------------------------------------------------------
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
	TO ITEMS 2(d) or 2(e)
------------------------------------------------------------------
6	CITIZENSHIP OR PLACE OF ORGANIZATION

	California
------------------------------------------------------------------
     NUMBER OF			7	SOLE VOTING POWER
	 SHARES				-0-
   BENEFICIALLY		-----------------------------------------
	OWNED BY			8	SHARED VOTING POWER
	  EACH				1,083,000
    REPORTING			-----------------------------------------
	 PERSON			9	SOLE DISPOSITIVE POWER
	  WITH				-0-
					-----------------------------------------
					10	SHARED DISPOSITIVE POWER
						1,083,000
------------------------------------------------------------------
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
	1,083,000
------------------------------------------------------------------
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
	CERTAIN SHARES*							/ /
------------------------------------------------------------------
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
	13.0%
------------------------------------------------------------------
14	TYPE OF REPORTING PERSON*
	CO, IA
------------------------------------------------------------------

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CUSIP No. 290817105 							Page 3 of 7 Pages

------------------------------------------------------------------
1  NAME OF REPORTING PERSON
IRS IDENTIFICATION NO. OF ABOVE PERSON

William Leland Edwards
------------------------------------------------------------------
2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*(a)/X/ (b)/  /
------------------------------------------------------------------
3  SEC USE ONLY
------------------------------------------------------------------
4	SOURCE OF FUNDS

	AF, PF
------------------------------------------------------------------
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
	TO ITEMS 2(d) or 2(e)
------------------------------------------------------------------
6	CITIZENSHIP OR PLACE OF ORGANIZATION

	California
------------------------------------------------------------------
     NUMBER OF			7	SOLE VOTING POWER
	 SHARES				32,400
   BENEFICIALLY		-----------------------------------------
	OWNED BY			8	SHARED VOTING POWER
	  EACH				1,083,000
    REPORTING			-----------------------------------------
	 PERSON			9	SOLE DISPOSITIVE POWER
	  WITH				32,400
					-----------------------------------------
					10	SHARED DISPOSITIVE POWER
						1,083,000
------------------------------------------------------------------
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
	1,115,400
------------------------------------------------------------------
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
	CERTAIN SHARES*							/ /
------------------------------------------------------------------
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
	13.4%
------------------------------------------------------------------
14	TYPE OF REPORTING PERSON*
	IN
------------------------------------------------------------------

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CUSIP No. 290817105							Page 4 of 7 Pages

ITEM 1.	SECURITY AND ISSUER.

This statement relates to shares of Common Stock (the "Stock") of Embrex, Inc. (the "Issuer"). The principal executive office of the Issuer is located at 1035 Swabia Court, Durham, NC 27703.

ITEM 2.	IDENTITY AND BACKGROUND.

The persons filing this statement and the persons enumerated in Instruction C of Schedule 13D and, where applicable, their respective places of organization, general partners, directors, executive officers and controlling persons, and the information regarding them, are as follows:

	(a)	The names of the persons filing this statement are Palo Alto
Investors ("PAI") and William Leland Edwards ("Edwards") (collectively, the "Filers").

	(b)	The business address of the Filers is located at 470 University
Avenue, Palo Alto, CA 94301.

	(c)	PAI is an investment adviser registered under the Investment
Advisers Act of 1940. Edwards is the President and principal shareholder of PAI.

(d)	During the last five years, neither of the Filers has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)	During the last five years, neither of the Filers was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

	(f)	PAI is a California corporation.  Edwards is a citizen of the
United States of America.

ITEM 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

The source and amount of funds used in purchasing the Stock were as follows:

Purchaser		Source of Funds			Amount

PAI			Funds Under Management*	$6,746,437.89
Edwards		Working Capital			$  204,867.00

* Includes funds of PAI's advisory clients invested in the Stock.


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CUSIP No. 290817105							Page 5 of 7 Pages

ITEM 4.	PURPOSE OF TRANSACTION.

PAI's principal purpose for acquiring the Stock is equity investment. Because of the current market price of the Stock, PAI, on behalf of an advisory client of which PAI is the general partner (the "Client"), has asked the Issuer to include in its proxy a shareholder proposal (the "Proposal") recommending that the Issuer's Board of Directors retain a nationally recognized investment banking firm to recommend and evaluate the Issuer's options to increase shareholder value, including, without limitation, an issuer tender offer.

On March 29, 1999, PAI, on behalf of the Client, caused the nominee of the record holder of the Stock beneficially owned by the Client to submit letters to the Issuer that, among other things: (a) informed the Issuer that Edwards would attend the Issuer's annual shareholders meeting to be held in May 1999 to present the Proposal and a proposed amendment to the Issuer's By-laws, a copy of which is attached hereto as Exhibit A (the "Proposed Amendment"); (b) informed the Issuer that the Client intends to deliver a proxy statement and form of proxy to holders of at least the minimum number of the Issuer's voting shares required to approve the Proposed Amendment; and (c) requested, pursuant to North Carolina law, that the Issuer make available certain records of the Issuer for the purpose of the Client's communication with the Issuer's other shareholders to solicit
(i) support for the Proposal and (ii) proxies to approve the Proposed
Amendment.

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER.

Each Filer's beneficial ownership of the Stock at the date hereof is reflected on the cover sheet for that Filer.

The Filers have effected the following transactions in the Stock since March 17, 1999:


		Purchase			Number	Price		Type of
Name		or Sale	Date		of Shares	Per Share($)	Transaction

PAI			P	3/18/99	     500	  4.99		Open market purchase
PAI			P	3/18/99	   2,000	  4.95		Open market purchase
PAI			P	3/18/99	   3,000	  4.94		Open market purchase
PAI			P	3/18/99	   2,500	  4.94		Open market purchase



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CUSIP No. 290817105							Page 6 of 7 Pages


PAI is a registered investment adviser whose clients have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Stock. No individual client's holdings of the Stock are more than 5% of the class.

ITEM. 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH
RESPECT TO SECURITIES OF THE ISSUER.

PAI is a registered investment adviser whose clients have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the various securities in which their assets are invested, including the Stock.

ITEM 7.	MATERIAL TO BE FILED AS EXHIBITS.

A.  Proposed Amendment to the Issuer's By-laws.

SIGNATURES

	After reasonable inquiry and to the best of my knowledge, I certify that the information set forth in this statement is true, complete and correct.

DATED:	April 6, 1999

Palo Alto Investors


By:	/s/ William L. Edwards
	William L. Edwards, President



/s/ William L. Edwards
William L. Edwards


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CUSIP No. 290817105							Page 7 of 7 Pages

												Exhibit A


PROPOSED AMENDMENT TO ARTICLE III, SECTION 4
OF THE BYLAWS OF EMBREX, INC.


	Amend Article III, Section 4 of the By-laws of Embrex, Inc. by adding to the end thereof the following paragraph:

	In addition, and notwithstanding any other provision of these by-laws to the contrary, the following provisions shall govern special meetings of shareholders of the Corporation. A special meeting of the shareholders of the Corporation shall be called by the Secretary upon the written request of shareholders who together own ten percent (10%) or more of the outstanding shares of voting stock of the Corporation. The written request shall state the purpose and date of the meeting. The notice of the special meeting shall be mailed by the Secretary within 30 days following the Corporation's receipt of such request. If the Secretary fails to call the special meeting and mail the notice as required by the preceding sentence, a person designated by the shareholders requesting the meeting shall have the power and authority to call the special meeting and mail such notice.
A special meeting called at the request of shareholders shall be presided over by a person designated by the shareholders calling the meeting. The record date for determining shareholders entitled to request a special meeting is the date the first shareholder signs the request. The record date for the special meeting shall be the record date set forth in the request, so long as such date complies with North Carolina law. Special meetings of shareholders shall be held at the location set forth in the request. For purposes of this Section 4, "shareholder" includes a beneficial owner whose shares are held in voting trust or by a nominee and whose beneficial ownership is certified to the Corporation by that voting trust or nominee. Without the approval of the shareholders, the board of directors may not further amend or repeal this Section 4 of the By-laws governing special meetings or adopt any new by-law provision that is inconsistent with or would render ineffective the provisions of this
Section 4 pertaining to special meetings of shareholders.



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